Exhibit 21

LIST OF SUBSIDIARIES

Company Name	Place/Date of Incorporation	Issued Capital	Principal Activities
Noble Vici Private Limited	Singapore	1,000,001 shares at US$0.15 per share	Holding Company
Noble Infotech Applications Private Limited	Singapore	1 share at US$0.74 per share	Technology Development
VenVici Private Limited	Singapore	100,000 shares at US$0.74 per share	Sales & Marketing
VenVici Limited	Republic of Seychelles	50,000 shares at US$0.74 per share	Sales & Marketing
Ventrepreneur (SG) Private Limited	Singapore	10,000 shares at US$0.74 per share	Sales & Marketing